SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number: 001-15276

Banco Itaú Holding Financeira S.A.
(Itaú Holding Financing Bank S.A.)
(Translation of Registrant’s Name Into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Itaúsa
04344-902 São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Yes:   ☐      No:   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Yes:   ☐      No:   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Itaú Holding Financeira S.A. (Registrant)

Date: January 8, 2009	By:	/s/ Alfredo Egydio Setubal Name: Alfredo Egydio Setubal Title: Investor Relations Officer

	By:	/s/ Silvio Aparecido de Carvalho Name: Silvio Aparecido de Carvalho Title: Chief Financial Officer

EXHIBIT INDEX

99.1	Letter to BM&F BOVESPA S.A. from Banco Itaú Holding Financeira S.A., Unibanco–União de Bancos Brasileiros S.A. and Unibanco Holdings S.A., dated January 6, 2009, responding to the letter from BM&F BOVESPA S.A., dated January 2, 2009, regarding expressions of dissent from shareholders.